Exhibit 3.20(a)

CERTIFICATE OF FORMATION

OF

Intelsat North America LLC

1. The name of the limited liability company is Intelsat North America LLC.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IT WITNESS WHEREOF, the undersigned have executed this Certificate of Formation of Intelsat North America LLC this 16th day of July, 2003.

/s/ Richard B. Nash
Richard B. Nash
Authorized Person